SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

LION BIOSCIENCE

AKTIENGESELLSCHAFT

(Exact Name of Registrant as Specified in its Charter)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of Incorporation or Organization)

Waldhofer Str. 98

D-69123 Heidelberg

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SdK’s Counter-proposals for the Extraordinary Shareholders’ Meeting of LION bioscience AG to be held in Eppelheim on March 24, 2005 and The Management’s position on SdK’s counter-proposals for the Extraordinary Shareholders’ Meeting of LION bioscience AG are attached as Exhibit 99.1 and Exhibit 99.2 and incorporated by reference in this Form 6-K.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibit No.	Exhibit
99.1	Counter-proposals for the Extraordinary Shareholders’ Meeting of LION bioscience AG to be held in Eppelheim on March 24, 2005

99.2	The Management’s position on SdK’s counter-proposals for the Extraordinary Shareholders’ Meeting of LION bioscience AG

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By:	/s/ Dr. Thure Etzold
Dr. Thure Etzold
Chief Executive Officer

Dated: March 17, 2005